Exhibit 3.2

AMENDED AND RESTATED BY-LAWS

OF

ACHILLION PHARMACEUTICALS, INC.

(A Delaware Corporation)

AMENDED AND RESTATED BY-LAWS

OF

ACHILLION PHARMACEUTICALS, INC.

ADOPTED: as of January     , 2000

ARTICLE I - STOCKHOLDERS

Section 1. Place of Meeting; Notice. All meetings of stockholders shall be held at the principal office of the Corporation or at such other place, either within or outside of Delaware, as shall be specified in the notice of meeting. Written or printed notice stating the place, date and hour of the meeting shall be given not less than ten nor more than thirty days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at the meeting

Section 2. Annual Meeting. The annual meeting of stockholders shall be held on the first business day of September of each year for the purpose of electing directors and for the transaction of such other business as may come before the meeting.

Section 3. Special Meetings. Special meetings of stockholders, for any purpose or purposes, may be called:

(a) by the President,

(b) by any two (2) Directors,

(c) by the holder or holders of at least twenty-five percent (25%) of the outstanding shares of Series B Convertible Preferred Stock

(d) by the holders of a majority of the shares entitled to cast votes at a meeting of stockholders by notice given to the stockholders as provided in Section 1 above.

Section 4. Action by Stockholders Without a Meeting. Any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting upon the written consent of stockholders who would have been entitled to cast the minimum number of votes which would be necessary to authorize such action at a meeting at which all stockholders entitled to vote thereon were present and voting The written consent of such stockholders, which may be executed in counterparts, shall be filed with the minutes of the Corporation.

Section 5. Quorum. The holders of a majority of the shares entitled to cast votes at a meeting of stockholders, represented in person or by proxy, shall constitute a quorum at such meeting.

Section 6. Method of Voting. The stockholders shall vote by voice on all matters including the election of directors, unless any stockholder demands voting by written ballot prior to the vote. In the event a written ballot is demanded, the person presiding at the meeting shall designate one person as inspector to tally the ballots and report the results of the voting.

Section 7. Presiding Officers at Meeting. The President and the Secretary of the Corporation shall act as President and Secretary of each stockholders’ meeting unless the holders of a majority of the shares entitled to cast votes present at the meeting shall decide otherwise.